Exhibit 99.1

BAYTEX ANNOUNCES UPDATED GUIDANCE FOR 2014

CALGARY, ALBERTA (July 7, 2014) – Baytex Energy Corp. (“Baytex”) (TSX, NYSE: BTE) announces updated guidance for the second half of 2014 that incorporates the acquisition of Aurora Oil & Gas Limited (“Aurora”), which was completed on June 11, 2014. The Aurora acquisition expands our asset portfolio into the Eagle Ford, one of the premier oil resource plays in North America.

Commenting on the announcement, James Bowzer, President and Chief Executive Officer, said: “We are pleased to provide our initial guidance following the closing of the Aurora acquisition. Over 90% of our spending in the second half of this year will be directed to our three key oil resource plays which provide some of the highest rates of return in North America. We are well positioned to continue to deliver on our growth and income model.”

We continue to execute as planned on our base business of operations with second quarter production (excluding the Eagle Ford) of approximately 60,000 boe/d. Including production from the Eagle Ford for the twenty days following closing of the acquisition, our average production for the second quarter is estimated at 66,000 boe/d.

For the second half of 2014, capital expenditures for exploration and development activities are forecast to be $440 to $465 million, which are expected to generate an average production rate of 88,000 to 90,000 boe/d. Our production mix for the second half of 2014 is forecast to be 86% liquids (50% heavy oil and 36% light oil and natural gas liquids) and 14% natural gas, based on a 6:1 natural gas-to-oil equivalency.

Eagle Ford

We expect the Eagle Ford to be an important growth engine for Baytex going forward. Through our acquisition, we acquired 22,200 net acres in the prolific Sugarkane Field located in south Texas in the core of the liquids-rich Eagle Ford shale. We expect to drill approximately 29 to 31 net wells on our acreage during the second half of 2014 with exploration and development expenditures representing approximately 65% of our second half spending. Approximately $50 million of our capital spending in the Eagle Ford will be directed toward the drilling of new wells with first production from these wells not expected until early 2015.

Base Business

We have made minor adjustments to our original exploration and development program (excluding the Eagle Ford) with full-year budgeted expenditures being reduced by approximately $25 million. Our development plans for our core areas remain largely unchanged and represent approximately 27% of second half 2014 spending. At Peace River, we expect to drill approximately 36 horizontal multi-lateral wells in 2014. At Lloydminster, we expect to drill approximately 95 development wells in 2014 (approximately two-thirds of which will be horizontal).

Baytex Energy Corp.
Press Release – July 7, 2014

2014 Guidance Summary

	Q1/2014 Actual	Q2/2014 Estimate	H1/2014 Estimate	H2/2014 Guidance	FY 2014 Guidance (1)

Production (boe/d)	59,502	66,000	62,750	88,000-90,000	75,000-77,000

Capital Expenditures ($ millions)	$172	$153	$325	440-465	765-790
(1) Numbers may not add due to rounding.

As of June 27, 2014, we have WTI fixed price hedges on approximately 28,100 bbl/d at a price of US$95.95/bbl for the second half of 2014 and approximately 14,300 bbl/d at a price of US$94.38/bbl for the first half of 2015. Included in these figures are pre-existing Aurora WTI fixed price hedges on approximately 7,300 bbl/d at a price of US$93.17/bbl for the second half of 2014 and approximately 5,800 bbl/d at a price of US$91.03/bbl for the first half of 2015, which we assumed upon closing of the transaction.

Portfolio Review

In anticipation of the Eagle Ford transaction, we initiated a portfolio review of our assets late in the second quarter. During this review we identified assets representing 5% to 10% of our production that are not likely to command capital going forward given our plans to direct capital to the highest rate of return projects in our portfolio. These assets could potentially become suitable divestiture candidates. Any proceeds from these divestitures will be utilized to reduce our total monetary debt. Our production and capital expenditure guidance for the second half of 2014 does not contemplate any potential asset sales.

Advisory Regarding Forward-Looking Statements

In the interest of providing Baytex's shareholders and potential investors with information regarding Baytex, including management's assessment of Baytex's future plans and operations, certain statements in this press release are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "forward-looking statements"). In some cases, forward-looking statements can be identified by terminology such as "anticipate", "believe", "continue", "could", "estimate", "expect", "forecast", "intend", "may", "objective", "ongoing", "outlook", "potential", "project", "plan", "should", "target", "would", "will" or similar words suggesting future outcomes, events or performance. The forward-looking statements contained in this press release speak only as of the date thereof and are expressly qualified by this cautionary statement.

Specifically, this press release contains forward-looking statements relating to but not limited to: our business strategies, plans and objectives; our exploration and development capital expenditures and average production rate for the second quarter of 2014, the first half of 2014, the second half of 2014 and full-year 2014; our production mix for the second half of 2014; our Eagle Ford shale play, including the growth potential of the assets, the number of net wells to be drilled in the second half of 2014, capital expenditures for the second half of 2014 and the amount of capital to be spent drilling wells that will not contribute production until 2015; our light oil resource play at Peace River, including the number of multi-lateral wells to be drilled in 2014 and capital expenditures for the second half of 2014; our Lloydminster heavy oil property, including the number of wells to be drilled in 2014, the portion of wells to be drilled in 2014 that will be horizontal wells and capital expenditures for the second half of 2014; the existence, operation and strategy of our risk management program for commodity prices, heavy oil differentials and interest and foreign exchange rates; and the results of our asset portfolio review, including the possibility of minor asset divestitures and application of the proceeds from any divestitures. In addition, information and statements relating to reserves are deemed to be forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, that the reserves described exist in quantities predicted or estimated, and that the reserves can be profitably produced in the future. Cash dividends on our common shares are paid at the discretion of our

Baytex Energy Corp.
Press Release – July 7, 2014

Board of Directors and can fluctuate. In establishing the level of cash dividends, the Board of Directors considers all factors that it deems relevant, including, without limitation, the outlook for commodity prices, our operational execution, the amount of funds from operations and capital expenditures and our prevailing financial circumstances at the time.

These forward-looking statements are based on certain key assumptions regarding, among other things: petroleum and natural gas prices and pricing differentials between light, medium and heavy gravity crude oil; well production rates and reserve volumes; our ability to add production and reserves through our exploration and development activities; capital expenditure levels; the receipt, in a timely manner, of regulatory and other required approvals for our operating activities; the availability and cost of labour and other industry services; the amount of future cash dividends that we intend to pay; interest and foreign exchange rates; the continuance of existing and, in certain circumstances, proposed tax and royalty regimes; our ability to develop our crude oil and natural gas properties in the manner currently contemplated; and current industry conditions, laws and regulations continuing in effect (or, where changes are proposed, such changes being adopted as anticipated). Readers are cautioned that such assumptions, although considered reasonable by Baytex at the time of preparation, may prove to be incorrect.

Actual results achieved will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to: failure to realize the anticipated benefits of the acquisition of Aurora; declines in oil and natural gas prices; risks related to the accessibility, availability, proximity and capacity of gathering, processing and pipeline systems; variations in interest rates and foreign exchange rates; risks associated with our hedging activities; uncertainties in the credit markets may restrict the availability of credit or increase the cost of borrowing; refinancing risk for existing debt and debt service costs; a downgrade of our credit ratings; the cost of developing and operating our assets; risks associated with the exploitation of our properties and our ability to acquire reserves; changes in government regulations that affect the oil and gas industry; changes in income tax or other laws or government incentive programs; uncertainties associated with estimating petroleum and natural gas reserves; risks associated with acquiring, developing and exploring for oil and natural gas and other aspects of our operations; risks associated with large projects or expansion of our activities; risks related to heavy oil projects; changes in environmental, health and safety regulations; the implementation of strategies for reducing greenhouse gases; depletion of our reserves; risks associated with the ownership of our securities, including the discretionary nature of dividend payments and changes in market-based factors; risks for United States and other non-resident shareholders, including the ability to enforce civil remedies, differing practices for reporting reserves and production, additional taxation applicable to non-residents and foreign exchange risk; and other factors, many of which are beyond our control. These and additional risk factors are discussed in our Annual Information Form, Annual Report on Form 40-F and Management's Discussion and Analysis for the year ended December 31, 2013, as filed with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.

The above summary of assumptions and risks related to forward-looking statements in this press release has been provided in order to provide shareholders and potential investors with a more complete perspective on Baytex’s current and future operations and such information may not be appropriate for other purposes. There is no representation by Baytex that actual results achieved will be the same in whole or in part as those referenced in the forward-looking statements and Baytex does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.

Advisory Regarding Non-GAAP Financial Measures

Total monetary debt is not a measurement based on GAAP in Canada. Baytex defines total monetary debt as the sum of monetary working capital (which is current assets less current liabilities (excluding non-cash items such as unrealized gains or losses on financial derivatives)), the principal amount of long-term debt and long-term bank loans. Baytex believes that this measure assists in providing a more complete understanding of its cash liabilities.

Advisory Regarding Oil and Gas Information

Where applicable, oil equivalent amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil. Oil equivalent amounts may be misleading, particularly if used in isolation. A conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

All amounts are in Canadian dollars unless otherwise noted.

Baytex Energy Corp.
Press Release – July 7, 2014

Baytex Energy Corp.

Baytex Energy Corp. is a dividend-paying oil and gas corporation based in Calgary, Alberta. The company is engaged in the acquisition, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin and in the Eagle Ford and Williston Basin in the United States. Approximately 86% of Baytex’s production is weighted toward crude oil and natural gas liquids. Baytex pays a monthly dividend on its common shares which are traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE.

For further information about Baytex, please visit our website at www.baytexenergy.com or contact:

Brian Ector, Senior Vice President, Capital Markets and Public Affairs

Toll Free Number: 1-800-524-5521
Email: investor@baytexenergy.com